UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

January 2016 Up 8.0% Year over Year

Mexico City, February 4, 2016 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for January 2016 increased by 8.0% when compared to January 2015.

This announcement reflects comparisons between January 1 through January 31, 2016 and 2015. Transit and general aviation passengers are excluded.

Domestic
Airport	January 2015	January 2016	% Change
Cancún	420,972	479,272	13.8%
Cozumel	8,081	11,416	41.3%
Huatulco	40,307	41,285	2.4%
Mérida	113,278	133,269	17.6%
Minatitlán	17,841	17,729	(0.6)%
Oaxaca	43,717	54,117	23.8%
Tapachula	17,922	23,296	30.0%
Veracruz	86,150	90,899	5.5%
Villahermosa	91,750	92,557	0.9%
Total Domestic	840,018	943,840	12.4%

International
Airport	January 2015	January 2016	% Change
Cancún	1,283,991	1,357,674	5.7%
Cozumel	46,190	41,958	(9.2)%
Huatulco	22,116	25,646	16.0%
Mérida	9,374	11,781	25.7%
Minatitlán	792	981	23.9%
Oaxaca	6,817	6,653	(2.4)%
Tapachula	1,070	1,165	8.9%
Veracruz	7,073	6,467	(8.6)%
Villahermosa	4,753	4,440	(6.6)%
Total International	1,382,176	1,456,765	5.4%

ASUR Page 1 of 2

Total
Airport	January 2015	January 2016	% Change
Cancún	1,704,963	1,836,946	7.7%
Cozumel	54,271	53,374	(1.7)%
Huatulco	62,423	66,931	7.2%
Mérida	122,652	145,050	18.3%
Minatitlán	18,633	18,710	0.4%
Oaxaca	50,534	60,770	20.3%
Tapachula	18,992	24,461	28.8%
Veracruz	93,223	97,366	4.4%
Villahermosa	96,503	96,997	0.5%
ASUR Total	2,222,194	2,400,605	8.0%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 5, 2016